Exhibit (a)(29)
Santiago, October 15, 2008
Dear Shareholder:
Greetings, we inform you that Telefónica, through its subsidiary Inversiones Telefónica Holding Limitada, has amended the price of its Tender Offer (TO) for 100% of the stocks in Empresa de Telecomunicaciones de Chile S.A. (CTC).
The new price represents an increase of 10% of the initial offer, reaching CLP$1,100 for CTC-A Series and CLP$990 for CTC-B series.
The amendments form part of the same process that we previously communicated and involve the holding of a new extraordinary shareholders meeting of the company, which will be held on October 28 of this year, with the purpose of deleting the shareholder concentration provisions that Telefónica Chile currently has. This is a material condition for the success of the TO.
In order to fulfill these conditions, the operation has modified its deadline, extending the final date for the shareholders to surrender their shares until October 30.
All information related to the new steps to be taken is available in the web site www.opactct.cl, or if you prefer you can contact a representative of Santander Corredores de Bolsa —managers of the offer- directly, which can give you the orientation regarding your investment at the phone numbers 800 646 000 or (02) 336 3400, or your regular stockbroker.
Yours truly.
Telefónica